Exhibit 99.2

PROXY FORM FOR USE BY SHAREHOLDERS AT

THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON JUNE 21, 2013

I/We1                                                                                                                                                                                                                  of                                                                                                                                                                                                                       being the registered holder(s) of2                                                                                                shares of US$0.01 each in the capital of Melco Crown Entertainment Limited (the “Company”) HEREBY APPOINT3 THE CHAIRMAN OF THE MEETING or

of                                                                                                                                                                                                                       as my/our proxy to attend and vote for me/us at the extraordinary general meeting of the Company to be held at 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong on Friday, June 21, 2013 at 10:00 a.m. (Hong Kong time) and at any adjournment thereof as indicated below:

	Ordinary Resolution	For[4]	Against[5]
1.	To approve (i) the rules of the proposed share incentive plan of Melco Crown (Philippines) Resorts Corporation (the “MCP Share Incentive Plan”); and (ii) the grant of options and issue of shares in Melco Crown (Philippines) Resorts Corporation pursuant to the MCP Share Incentive Plan; and the directors of the Company be and are hereby authorised to execute such documents and take such action as they deem appropriate for the foregoing purpose.

Dated this day of 2013	Shareholder’s signature[6] :

Note:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.	Please insert the number of shares of US$0.01 each registered in your name(s). If no number is inserted, the proxy form will be deemed to relate to all the shares of the Company registered in your name(s).
3.	If any proxy other than the Chairman is preferred, strike out “THE CHAIRMAN OF THE MEETING or” and insert the name and address of the proxy desired in the space provided. Any alteration made to this proxy form must be initialled by the person who signs it. A proxy need not be a member of the Company but must be present in person to represent the member.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK THE BOX MARKED “FOR” BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK THE BOX MARKED “AGAINST” BESIDE THE APPROPRIATE RESOLUTION. Failure to complete any or all boxes will entitle your proxy to cast his votes on the relevant resolutions at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5.	Same as note (4) above.
6.	This proxy form must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, this proxy form must be under its common seal or under the hand of an officer or attorney duly authorized.
7.	If more than one of the joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of the relevant shares shall alone be entitled to vote in respect thereof.
8.	In order to be valid, this proxy form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
9.	Completion and deposit of this proxy form will not preclude you from attending and voting at the meeting if you so wish.